Exhibit 23

CALL OPTION AGREEMENT

This Call Option Agreement (this “Agreement”), is made and entered as of April 7, 2017, by and among BV Advisory Partners, LLC (the “Optionee”) and Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, Third Security Incentive 2010 LLC and Third Security Staff 2014 LLC (collectively, the “Stockholders”)

WHEREAS, the Optionee desires to have the right to purchase certain shares (the “Shares”) of Transgenomic, Inc., a Delaware corporation (the “Company”),  common stock (the “Common Stock”) held by the Stockholders as set forth on Schedule I attached hereto, and the Stockholders desires to grant such right to the Optionee, pursuant to the terms and conditions set forth herein;

WHEREAS, on October 12, 2016, the Company entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”) with New Haven Labs Inc. (“Merger Sub”), which is a wholly owned subsidiary of the Borrower, and Precipio Diagnostics, LLC, (“Precipio”); pursuant to which at the effective time of the merger (the “Merger”), Merger Sub will merge with and into Precipio, with Precipio as the surviving entity;

WHEREAS, the consummation of a New Preferred Stock Financing (as defined in the Merger Agreement) in accordance with the terms and conditions set forth in the New Preferred Stock Term Sheet (as defined in the Merger Agreement) is a condition to the Closing of the Merger (as defined in the Merger Agreement); and

WHEREAS, in order to have sufficient funds to reach the Closing of the Merger, immediately prior hereto, the Company is entering into a bridge loan financing pursuant to which the Company is receiving gross proceeds of $1,250,000 (“Bridge Loan Financing”).

NOW, THEREFORE, in consideration of the foregoing and the mutual and dependent covenants hereinafter set forth, the parties agree as follows:

1.             Grant of Call Option.

(a)           Conditions to the Call Option.

(i)          With respect to an aggregate of 1,975,000 shares designated as the First Tranche Shares in the amounts designated for each Stockholder as set forth on Schedule 1 (the “First Tranche Shares”), the grant of this Call Option  is conditioned on the consummation of the Bridge Loan Financing on the terms and conditions set forth in the New Bridge Loan Term Sheet.

EXECUTION VERSION

(ii)         With respect to an aggregate of 5,925,000 shares designated as the Second Tranche Shares in the amounts designated for each Stockholder as set forth on Schedule 1 (the “Second Tranche Shares”),  this Call Option is conditioned on (1) the Closing of the Merger in accordance with its terms, (2) the consummation of the New Preferred Stock Financing and (3) the conversion of $3.0 million of outstanding secured debt held by certain of the Stockholders into shares of preferred stock of the Company with terms and conditions at least as favorable to such Stockholders as the terms and conditions set forth in the New Preferred Stock Term Sheet. For purposes of this Section1(a), the New Preferred Stock Financing shall be deemed to have been consummated and this condition satisfied if the Investors (as defined in the New Preferred Stock Financing Term Sheet) are ready, willing and able to consummate and fund the New Preferred Stock Financing (subject to such changes as may be necessary for such preferred stock to be treated as equity on the Company’s balance sheet) in an amount not less $5.0 million and the Company and Precipio do not consummate such New Preferred Stock Financing or another financing led by the Optionee pursuant to which the Company receives not less than $5.0 million in cash with terms and conditions at least as favorable to the Company as the terms and conditions set forth in the New Preferred Stock Term Sheet (subject to such changes as may be necessary for such preferred stock to be treated as equity on the Company’s balance sheet) and the Closing of the Merger occurs.  For the avoidance of doubt, the consummation of an Alternative Financing (as defined in the Merger Agreement) shall not satisfy the conditions set forth in this Section 1(a)(ii).

(iii)        If the conditions set forth in this Section 1(a) have not been satisfied on or before the earlier of (i) the Closing of the Merger or (ii) the termination of the Merger Agreement in accordance with its terms, then this Call Option shall automatically terminate and be null and void ab initio.

(b)           Right to Purchase. Subject to the satisfaction in full of the conditions set forth in Section 1(a)(i) above with respect to the First Tranche Shares and Section 1(a)(ii) above with respect to the Second Tranche Shares, and the other terms and conditions of this Agreement, at any time on or after the date of the Closing of the Merger the Optionee shall have the right (the “Call Right”), but not the obligation, to cause the Stockholders to sell that number of First Tranche Shares or Second Tranche Shares, as applicable, opposite each Stockholder’s name on Schedule 1 attached hereto, in an aggregate amount for all such Stockholders equal to 7,900,000 shares, to the Optionee for an aggregate purchase price of $1.00 (the “Call Purchase Price”).  The Call Right shall expire on December 31, 2017.

(c)           Procedures.

(i)          If the Optionee desires to purchase the Shares pursuant to Section 1, the Optionee shall deliver to the Stockholders a written, unconditional, and irrevocable notice (the “Call Exercise Notice”) exercising the Call Right.

(ii)         The Stockholders shall at the closing of any purchase consummated pursuant to this Section 1(c), represent and warrant to the Optionee that (A) the Stockholders have full right, title and interest in and to the Shares, (B) the Stockholders have all the necessary power and authority and have taken all necessary action to sell such Shares as contemplated by this Section 1, and (C) the Shares are free and clear of any and all mortgages, pledges, security interests, options, rights of first offer, encumbrances or other restrictions or limitations of any nature whatsoever other than those arising as a result of or under the terms of this Agreement.

EXECUTION VERSION

(iii)        Subject to Section 1(d) below, the closing of any sale of Shares pursuant to this Section 1 shall take place no later than five business days following receipt by the Stockholders of the Call Exercise Notice (the “Call Right Closing Date”).

(d)           Consummation of Sale. The Optionee will pay the Call Purchase Price for the Shares by check or by wire transfer of immediately available funds on the Call Right Closing Date.

(e)           Cooperation. The Stockholders shall take all actions as may be commercially reasonably necessary to consummate the sale contemplated by this Section 1, including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate.

(f)            Closing. At the closing of any sale and purchase pursuant to this Section 1, the Stockholders shall deliver to the Optionee a certificate or certificates representing the Shares to be sold (if any), accompanied by stock powers and all necessary stock transfer taxes paid and stamps affixed, if necessary, against receipt of the Call Purchase Price.

2.             Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent, if to the Stockholders at 1881 Grove Avenue, Radford, Virginia 24141, and, if to the Optionee at 95 Wildwood Road, Ridgewood, N.J. 07450 (or at such other address for a party as shall be specified in a notice given in accordance with this Section 2).

3.             Entire Agreement. This Agreement constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

4.             Successor and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement shall be freely assignable by the Optionee.

5.             No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement.

EXECUTION VERSION

6.             Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

7.             Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

8.             Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

9.             Governing Law; Jurisdiction.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

10.           Waiver of Jury Trial. Each party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby. Each party to this Agreement certifies and acknowledges that (a) no representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a legal action; (b) such party has considered the implications of this waiver; (c) such party makes this waiver voluntarily; and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 0.

11.           Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall together be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

12.           No Strict Construction. The parties to this Agreement have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

EXECUTION VERSION

[SIGNATURE PAGE FOLLOWS]

EXECUTION VERSION

IN WITNESS WHEREOF, the parties hereto have executed this Call Option Agreement on the date first written above.

BV ADVISORY PARTNERS, LLC

By:	/s/ Keith Barksdale
Keith Barksdale
Managing Member

THIRD SECURITY SENIOR STAFF 2008 LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager, Third Security, LLC, which is the
Manager of Third Security Senior Staff 2008 LLC

THIRD SECURITY STAFF 2010 LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager, Third Security, LLC, which is the
Manager of Third Security Staff 2010 LLC

THIRD SECURITY INCENTIVE 2010 LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager, Third Security, LLC, which is the
Manager of Third Security Incentive 2010 LLC

THIRD SECURITY STAFF 2014 LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager, Third Security, LLC, which is the
Manager of Third Security Staff 2014 LLC

Schedule 1

Stockholder	Total Shares	First Tranche Shares	Second Tranche Shares
Third Security Senior Staff 2008 LLC	3,160,000	790,000	2,370,000
Third Security Staff 2010 LLC	2,728,000	682,000	2,046,000
Third Security Incentive 2010 LLC	1,580,000	395,000	1,185,000
Third Security Staff 2014 LLC	432,000	108,000	324,000
TOTAL	7,900,000	1,975,000	5,925,000